UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2021

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 7, 2021, Jumia Technologies AG announced the highlights of its Black Friday campaign held between November 5 and November 30, 2021.

Jumia Technologies AG 2021 Black Friday highlights are furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Jumia Technologies AG 2021 Black Friday highlights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Sacha Poignonnec
Name:	Sacha Poignonnec
Title:	Co-Chief Executive Officer and Member of the Management Board

Date: December 7, 2021